EXHIBIT 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Independence Holding Company (the "Company") on Form 10-K for the year ended December 31, 2017 as filed with the Securities and Exchange Commission (the "SEC") on the date hereof (the "Report"), I, Roy T. K. Thung, Chief Executive Officer and President of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 26, 2018

/s/ Roy T. K. Thung   *
Roy T. K. Thung
Chief Executive Officer and Chairman of the Board of Directors

* A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.